Man Investments

SEC MAIL PROCESSING RECEIVED NOV 19 2007 WASH. D.C. 161 SECTION

November 14, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Brenda Fournier
Chief Compliance Officer

07028300

cc: Barry Wakefield (w/ Encl.)

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

dw 12/3

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

8 November 2007

Directorate Change

As contemplated in the announcement made on 27 July 2007, Harvey McGrath, who stepped down as Chairman of the Directors on 1 September 2007, has formally retired as a Director of Man Group plc with effect from 8 November 2007.

Also with effect from 8 November 2007, Kevin Hayes, Group Finance Director, has been appointed additionally to the office of Group Company Secretary in succession to Peter Clarke, who remains Group Chief Executive.

Enquiries

Man Group plc	
Peter Clarke	020 7144 1000
David Browne	
Merlin Financial	020 7653 6620
Paul Downes	07900 244888

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions for private and institutional investors worldwide designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man has a 20 year track record in this field supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

The Group employs 1,600 people in 13 countries, with key centres in London and Pfäffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com and www.maninvetsments.com.

Press Release

Man Group plc

8 November 2007

UNAUDITED INTERIM RESULTS FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

FINANCIAL HIGHLIGHTS

- Funds under management of $68.6 billion at 30 September 2007, up $6.9 billion from 31 March 2007:
  - Fund sales in the six month period of $8.0 billion;
  - Redemptions of $4.4 billion, with private investor redemptions consistent with the prior year;
  - Positive fund performance added $2.9 billion
- Profit before tax on continuing operations increased by 21% to $820 million from $679 million
- Diluted earnings per share on continuing operations increased by 17% to 34.1 cents from 29.2 cents
- Annualised return on shareholders' equity of 33.1%*
- Long-term debt ratings confirmed and regulatory capital surplus of $1 billion
- In line with our new distribution policy, we have declared an interim dividend in US dollar terms of 16.8 cents per existing share, payable at the rate of 8.03 pence per existing share. Assuming the proposed share consolidation is approved by shareholders at an EGM on 23 November 2007, the dividend will be 19.2 cents per consolidated share, payable at the rate of 9.18 pence per consolidated share+
- Successful IPO of an 81.4% holding in MF Global, giving rise to gross proceeds of $2.9 billion, a gain on sale of $1.7 billion and, subject to shareholder approval, a distribution of approximately $2.75 billion
- Continued development: funds under management at 31 October 2007 are estimated to be over $70 billion

	Half year to 30 September 2007	Half year to 30 September 2006	Year to 31 March 2007
Funds under management	**$68.6bn**	$56.8bn	$61.7bn
Asset Management net management fee income	**$537m**	$458m	$943m
Asset Management net performance fee income	**$283m**	$221m	$358m
Profit before tax – continuing operations	**$820m**	$679m	$1,301m
Taxation	**($148m)**	($99m)	($191m)
Profit after tax – continuing operations	**$672m**	$580m	$1,110m
Discontinued operations – MF Global	**$53m**	$40m	$174m
Profit on sale of MF Global	**$1,746m**	-	-
Statutory profit after tax on total operations	**$2,471m**	$620m	$1,284m
Diluted earnings per share			
Continuing operations	**34.1c**	29.2c	55.4c
Total operations	**124.6c**	31.1c	63.9c
Dividends per share	**16.8c**	7.3c	20.0c
Post-tax return on equity (annualised)*	**33.1%**	31.5%	30.9%
Equity shareholders' funds	**$7,173m**	$4,124m	$4,539m
Diluted weighted average number of shares	**1,989m**	2,039m	2,051m

* Post-tax return on equity for the period ended 30 September 2007 is based on Asset Management only (the return therefore excludes the earnings and the profit on sale of MF Global, and the equity base excludes the proceeds from the sale of MF Global and the residual investment in MF Global). The comparative figures are as published in the interim and annual reports for those periods.
+ Subject to shareholder approval at an EGM to be held on 23 November 2007, concurrent with a return to shareholders of the net proceeds of the IPO of MF Global, the ordinary share capital will be consolidated on a 7 for 8 basis to reflect the return of value.

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London EC3R 6DU
Tel +44 (0)20 7144 1000
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www.mangroupplc.com

Registered in England 2921462

Peter Clarke, Group Chief Executive said:

"Man has had a very successful first half, in terms of both strategy and financial performance. Our strategy to focus on investment management was achieved through the IPO of MF Global in July, and the process of returning the cash proceeds to our shareholders will be complete by the end of the year. We have continued to see growth in our investment management business, expanding our distribution franchise and launching new and innovative products for our investors. Demand for our investment products was strong, generating sales of $8 billion in the first half. Despite the turmoil in financial markets during the summer, our investors saw nearly $3 billion of positive performance across the period, generating performance fee income up 28%. Management fees and total earnings per share were both up 17%.

Our confidence in the financial position, earnings momentum and cash generation of the Group is demonstrated by the adoption of a revised distribution policy. With the increased diversity and predictability of our sources of performance fee income, it is appropriate to set our dividend on the combined management and performance earnings for the period, and we will target dividend cover of 1.8x combined earnings within two years. The interim dividend has been increased to a level to move rapidly towards that target. In addition, our earnings momentum continues to create significant excess capital and we will address those surpluses through our share repurchase programme.

The second half of the year has started strongly. Continued good product performance has generated significant performance fee income for October and the outlook for sales remains good. Assets under management are currently estimated to be over $70 billion and we are well placed for continued asset growth."

VIDEO INTERVIEWS & AUDIO WEBCAST
Video interviews with Peter Clarke, Group Chief Executive, and Kevin Hayes, Finance Director, in video, audio and text are available on www.mangroupplc.com and www.cantos.com.

There will be a live audio webcast of the results presentation at 8.45am on www.mangroupplc.com and www.cantos.com which will also be available on demand from later in the day.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
Kevin Hayes	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Paul Farrow	07747 607768
Anja Kharlamova	07887 884788

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions for private and institutional investors worldwide designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man has a 20 year track record in this field supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

The Group employs 1,600 people in 13 countries, with key centres in London and Pfäffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com and www.maninvetsments.com.

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Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Half Year Review to 30 September 2007

Chief Executive's Review

We have made significant progress in the first half of the year in successfully executing our strategy. While the recent market conditions have been challenging, our consistent strategy, attractive product range, and strong capital position mean that we are well positioned to take advantage of the additional growth opportunities we now see in the market. Funds under management increased by 21% to $68.6 billion as of 30 September 2007, compared to $56.8 billion as of 30 September 2006, and $61.7 billion as of 31 March 2007. Private investor assets under management have increased since the end of the year by $4.0 billion and institutional assets increased by $2.9 billion, as a result of strong sales ($8.0 billion) and performance ($2.9 billion) net of redemptions and other movements ($4.0 billion). Group profit before tax from continuing operations increased 21% to $820 million, reflecting a 17% increase in net management fee income and a 28% increase in net performance fee income, compared to the first half of last year. Operating cash flow on total operations for the six months ended 30 September 2007 was $702 million, indicating the highly cash generative nature of the business.

Our performance between July and September in the fund of funds area was above the market benchmarks, particularly in the two core fund of funds, Glenwood and RMF product ranges, validating the value created through the skilful selection of managers and diversification of strategies. We did experience negative performance in the multi strategy area; however, the conservative structuring of our guaranteed products provided resilience in difficult markets. Consequently none of our guaranteed products was forced to de-gear and we have not experienced a significant increase in redemptions. During the six months to 30 September 2007 the managed futures strategy has performed well, in particular towards the end of the period, and AHL recorded a positive return of 15.4%, which included a positive return of 0.3% in the July to September period. Pemba, our credit adviser strategy with $3.5 billion under management, runs 80% of its business through closed-end collateralised loan obligations. All these structures have performed well and no credit events were encountered. The long only open-ended credit funds managed by Pemba saw negative performance in the turbulent markets in the July to September period, resulting in six months performance to September ranging from -1.5% to -11.8%, depending on the level of leverage employed. Across all the Core Investment Managers we had minimal exposure to sub prime mortgages, asset or mortgage backed securities and therefore our performance was not directly affected by exposure to these markets. Throughout the period we maintained significant surplus cash, regulatory capital and unused committed lending facilities to enable us to provide support to our investors and investment managers.

The initial public offering of MF Global on the New York Stock Exchange in July was a success with the sale of 81.4% of our holding (refer to note 5 to the interim financial statements for further details). Consistent with our strategy and, subject to shareholder approval, the net proceeds of approximately $2.75 billion will be returned to shareholders by the end of the calendar year. In addition, $770 million was returned to our shareholders in the first half through a combination of the final dividend for last year and share repurchases. For our shareholders these distributions represent a significant return of value and equate in aggregate to approximately 15% of the Company's current market capitalisation.

The strategic importance of the separation of the brokerage business is to allow us to increase focus on developing our leading position in the investment management business. Our strategy is to generate continued balanced growth by leveraging our international presence and access to high quality underlying investment management. We will continue to extend our institutional sales franchise by accessing new markets and developing innovative product solutions for our investors. We will expand the range of our private investor products, building on strong

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distribution relationships to provide access to guaranteed, multi-manager and single manager products. We will use our structuring skills and capital position to facilitate liquidity, transparency and investor reporting for the private investor base.

Reflecting our focus on investment management going forward, we have reviewed our capital base, distribution policy and financial objectives. Recognising the increased diversification and stability of much of our performance fee income, we have changed our distribution policy to target dividend cover of at least 1.8 times the combined management fee and performance fee earnings. In addition, we will use share repurchases on a continuing basis to address capital surpluses as they arise, recognising the need to maintain a strong capital position and flexibility to invest in the continued growth of our business.

The core components of our business for the implementation of our strategy are:

- People
- Product innovation
- Distribution network
- Investor services
- Governance and risk management
- Performance

Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is a key focus of senior management across the Group. Following the MF Global separation we have integrated functions into a single business model. Permanent headcount increased in the first half by 4% to 1,634 as at 30 September 2007. The increase in headcount was primarily in the investment management and investor support areas as we expand our franchise. We have made some senior appointments in the period, including a new head of technology, a chief operating officer for Man Global Strategies, a senior appointment in the institutional sales team in the US and a head of new alternative investments in the US within the RMF hedge fund research team. We published the summary results of our employee survey in our Corporate Responsibility Report in July 2007, which indicated that employees were proud to work for the Man Group, were clear about what they are trying to achieve, and individual skills or knowledge had improved. We continue to see opportunity in the market to attract new talent into the Group in order to grow our existing franchise. In addition we have continued to promote exceptional individuals into key senior management roles within the Group.

During the first half year, Harvey McGrath indicated his intention to retire from the Group Board in November 2007. To facilitate an orderly transition Harvey stepped down as Chairman effective from 1 September 2007, and Jon Aisbitt, who has been an independent non-executive director for four years, became Chairman. In addition, we added two non-executive directors to the Board, Phillip Colebatch and Patrick O'Sullivan, both with considerable knowledge and experience in international financial markets. These changes continue to strengthen the governance and the senior advisory role of the Board.

Product innovation allows us to develop an extensive and flexible range of products to meet the risk, return, liquidity and other requirements of our investors worldwide. We have developed a successful business model that utilises our ownership or preferred access to a wide range of portfolio managers, to offer investment performance designed to have a low correlation to bond and equity benchmarks. This is combined with our portfolio construction capabilities and specialist structuring expertise to tailor products which meet investor demands, and local regulatory and tax requirements.

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We have continued to invest our capital resources in the development of new sources of return, seeding new managers, products and styles. During the first half of the year we increased our seed money investments from $0.8 billion to $1.0 billion. This increase is spread across our Core Investment Managers. In Man Global Strategies, our multi strategy manager, we seeded ten new managers, and in RMF and Glenwood, the fund of funds managers, we increased seeding investments by $60 million across new managers and products. The Seed Investment Portfolio is risk managed by the Core Investment Managers, primarily through the managed account platform, which provides transparency and risk monitoring at the portfolio level. The seed investment process is designed to analyse and test the underlying investment strategy and establish a performance track record before we allocate client capital. The Seed Investment Portfolio therefore recycles on a regular basis as strategies mature and are then replaced with new strategies. The diligence and risk management involved in the seeding process together with our capital resources is a source of competitive advantage and we continue to see significant opportunities to expand our business, particularly after the turbulence in July and August.

In June 2007 we announced the establishment of the Oxford-Man Institute of Quantitative Finance, and the endowment of a Chair in quantitative finance at the University of Oxford. The Institute will house a team of full-time researchers and senior faculty members from Oxford University and the Saïd Business School. The research will have particular emphasis on alternative investments and intends to attract the best researchers from around the world. We believe that this initiative will provide a catalyst for developing further innovation in our business.

We believe that there is continued opportunity in the area of renewable resources as a source of returns. During the first half of the year we launched MTM Capital Partners Limited and its China Methane Recovery Fund and have raised $419 million in three separate closings of the Fund. The Fund is based on the extraction of methane from mines using recognised technology and generating power and carbon offsets.

Extreme events in the financial markets can cause a change in investors' appetite for alternative investment products. Man is recognised as having a leading position in the hedge fund market. Our 20 years of experience and long track record demonstrate our ability to deliver long-term cross cycle returns that have lower correlation to bond or equity markets. We believe that in turbulent market conditions investors who wish to stay invested in alternative asset management products will migrate towards those Investment Managers with the strongest track record and most robust product range. We have a targeted set of products that offer investors a range of risk and returns depending on their risk appetite as well as principal guarantees to offer them capital preservation.

Our distribution network is supported by the long-term relationships our sales force has with our distributors and our institutional investors. Our distributor network covers a wide range of the largest global and strongest regional financial institutions, which sell our product to their clients for a fee payable by Man. This worldwide distributor network offers us scale, flexibility and efficiency in the distribution of our products. Our strategy is to continue to grow the number of distributors and to focus on those distributors with strong franchises, high standards and an international presence. An expanding network of regional sales offices around the world is responsible for servicing new markets and maintaining and expanding our distributor relationships. During the first half of the year we opened offices in Singapore and Miami and have continued to expand our presence in Canada and our institutional efforts in the US.

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London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
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In the first half of the year we launched 18 new products targeted at private investors. Private investor sales for the first half were $4.2 billion compared with $5.6 billion for the first half of last year and $3.0 billion for the second half of last year. The Man MGS Access global launch, which was achieved with Citigroup's involvement, raised over $0.8 billion, and in Asia, the Man Global Multi-Strategy Principal Protected Fund raised over $1.1 billion.

The institutional investor sales team is focused on delivering products to the largest and most sophisticated professional investors. Institutional sales for the first half were $3.8 billion compared with a record $5.0 billion for the first half of last year and $2.3 billion for the second half of last year. The majority of these sales was in the RMF fund of funds product. From a regional perspective we saw continued strong demand for our products in Northern Europe and Switzerland. Our strategy is to continue to grow our sales force to access new markets and broaden the product coverage.

During the first half of the year we relaunched our Secondary Trading Platform, which provides distributors with daily liquidity for their investors in a range of open-ended products. This platform offers liquidity and price transparency similar to that offered in traditional financial products and is a key component of the growth strategy for our open-ended products. During the first half we have seen good two-way flows on the platform.

Our private investor and institutional strategies and breadth of product offering have resulted in our distribution network creating continued growth in funds under management, providing revenue growth and creating shareholder value.

Investor services of the highest standard are essential to support our investors and our distributor relationships. In turbulent market conditions active and full communication with investors and distributors is essential to enable them to have the appropriate information to make confident investment decisions. The investment that we have made in technology-enabled solutions has resulted in these communication processes working effectively during times of market stress. Redemptions for private investors were at a consistent level compared to the second half of the prior year. In the first half year redemptions were $2.1 billion, or 11% of average funds under management on an annualised basis, compared with $2.0 billion and 12% for the previous six months. These levels remain significantly below the average for the mutual fund industry.

The institutional investor experience in particular relies on high standards of performance reporting and risk analysis. The success is reflected in the quality of our funds under management as measured by both strong product sales and low redemption rates.

Investor services provide us with a source of significant competitive advantage and we will continue to make investment in this area. A strong infrastructure, which can provide investors with up to date information about their product performance and values, allows them to make informed investment decisions and assists them in meeting their investment objectives given their changing appetite.

Governance and risk management are essential components of both the investment management process for our investors and our approach to maintaining a high quality sustainable business for shareholders. Our corporate reputation is fundamental to our business, and maintaining our corporate integrity is the responsibility of everyone in the Group. Underlying our strategy is a strong focus on governance and requirements for high levels of ethical behaviour which run through our business. In a highly regulated environment we view the maintenance of high standards of ethical conduct and best business practices as a competitive advantage in the market.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021482

Risk management is an essential competency at the portfolio manager and Group level. Active risk management throughout the Group mitigates the risk arising from market, credit, liquidity and reputation risk. Operational risk is the risk that the Group suffers a loss directly or indirectly from inadequate or failed internal processes, people, systems or external events. We mitigate operational risks through our strong corporate culture that emphasises the importance of effective risk management, strong internal controls, good governance and the value of maintaining the Group's reputation.

We operate in a highly regulated environment and therefore constantly need to ensure our products and sales practices are compliant. Our dedicated regulatory and compliance teams provide us with a source of competitive advantage as they enable our products to be robust and provide us with speed to market for our product offerings. Regulatory changes could present a risk to our business and make it more difficult to market alternative investment products to our investors. We therefore have an active dialogue with all our regulators and monitor proposed changes. We believe that being proactive in regulatory developments results in us maintaining this competitive advantage.

Our strong capital position, both in terms of equity capital and debt resources, results in us having financial security across differing cycles and market conditions. At 30 September 2007, shareholders' equity was $7.2 billion, up 58% from the year-end. The increase in shareholders' equity in the first half of the year included the realised gain of $1,746 million on the sale of our holding in MF Global and an unrealised gain of $432 million, relating to the residual holding. The conversion of the remaining exchangeable bonds added $451 million. The profit for the period, excluding the gain on the sale of MF Global, added $725 million. Shareholders' equity was reduced by the payment of the final dividend for last year of $250 million and the consideration paid for share repurchases of $520 million. Subject to shareholder approval, the distribution of the net proceeds from the IPO will reduce shareholders' funds by approximately $2.75 billion to $4.4 billion.

During the first half, we repaid $510 million of senior and subordinated debt as part of the separation of MF Global. In addition we replaced our $2.275 billion syndicated revolving loan facility with a similar 5-year facility of $2.5 billion. As of July 2007, Moody's Investors Service and Fitch Ratings Ltd reaffirmed our long-term debt rating of Baa1 and A- respectively. As of 30 September 2007 our total capital resources and undrawn committed facilities were in aggregate $9.4 billion, compared to $8.0 billion at 31 March 2007. At all times during the first half year we maintained a free cash balance, after the deduction of all outstanding debt, of at least $500 million. Operating cash flow on total operations for the six months ended 30 September 2007 was $702 million, indicating the highly cash generative nature of the business.

Our strategy is to maintain sufficient excess capital and substantial liquidity resources to give us flexibility both to continue to finance growth and to operate the business effectively under market stress situations. In turbulent markets there is a risk that the appetite of financial counterparties that provide leverage financing to the funds changes. To mitigate this risk we facilitate a process whereby the products directly borrow from a wide group of financial institutions on a collateralised basis. The funds are designed to operate within defined liquidity constraints so that liquidity is provided to the products up to the point where they are caused systematically to reduce leverage to preserve capital. This limits the necessity for the Group to provide significant financing directly to the products.

As at 30 September 2007, we had excess regulatory capital of $1.7 billion, compared with $675 million as of 31 March 2007. Of the Group's current regulatory capital surplus it is intended to utilise $1.0 billion in the return of the MF Global proceeds to shareholders, being the net proceeds of approximately $2.75 billion less the gain on disposal of $1.7 billion. However, the current surplus will be partly restored by the inclusion of the first half's retained earnings as from the date

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of this interim report, which will result in the Group having surplus regulatory capital of around $1 billion. From 1 January 2008, the Group will fully adopt the new FSA rules, which implement the Capital Requirements Directive.

The Group's regulatory capital position at 30 September 2007 is shown in the table below.

Group's regulatory capital position

	Provisional 30 September 2007 $m	31 March 2007 $m
Permitted share capital and reserves*	3,975	3,316
Less goodwill and other intangibles:		
- Goodwill on acquisitions of subsidiaries	(810)	(785)
- Goodwill on acquisitions of associates/JVs	(194)	(198)
- Commission intangible (FEL)	(434)	(405)
- Other intangibles	(31)	(24)
- MF Global	-	(294)
Available Tier 1 Group capital	**2,506**	**1,610**
Tier 2 capital - subordinated debt	400	610
Tier 2 capital - revaluation reserves	501	120
Material holdings deduction – residual MF Global investment	(645)	-
Other material holdings deductions less interim trading book profits	(199)	(68)
Group Financial Resources	**2,563**	**2,272**
Less Financial Resources Requirement (including liquidity adjustments):		
- Asset Management	(854)	(432)
- MF Global	-	(1,165)
Group Financial Resources Requirement	**(854)**	**(1,597)**
Net excess of Group capital	**1,709**	**675**

* excludes retained profits for the first half of the financial year as these were unaudited as at 30 September 2007.

The Group's Financial Resources Requirement has increased by approximately $420 million since the year-end. This increase comprises: a $100 million increase in relation to seeding investments in fund products; $150 million in relation to residual MF Global market seats transferred to the Group and other items relating to the brokerage business; and $170 million to other Asset Management items.

Performance is the measure of the successful execution of our strategy. As an asset management business focused on alternatives, where the generation of performance is required to be incremental to the movement of the underlying market, we are constantly challenged to outperform. We are proud of our record of long-term performance for investors across our products. This track record has fuelled our strong growth in assets under management and provides the momentum for further growth.

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Performance records	6 months to 30 September 2007 (not annualised)	12 months to 30 September 2007	3 years to 30 September 2007 (annualised)	5 years to 30 September 2007 (annualised)
AHL Diversified Programme*	15.4%	14.4%	13.4%	8.9%
RMF^	4.9%	13.1%	10.2%	8.5%
Glenwood•	4.3%	14.3%	8.1%	5.9%
Man Global Strategies'	1.8%	8.4%	9.3%	6.4%
Pemba<	-11.8%	-6.0%	N/A	N/A
Bayswater+	-12.0%	-7.9%	8.7%	N/A
HFRX Global Hedge Fund Index-	2.4%	9.5%	6.5%	N/A
World stocks	5.2%	14.6%	14.8%	14.6%
Corporate bonds	0.6%	2.0%	4.0%	5.2%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

* AHL Diversified: represented by Athena Guaranteed Futures Limited.
^ RMF: represented by RMF Absolute Return Strategies I (dividends reinvested).
• Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
' Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited.
< Pemba: represented by Pemba European Loan Opportunities – Class A Units.
+ Bayswater: Man Bayswater Macro is represented by the performance of Man Global Quant Alpha Investments Limited from August 2004 to June 2006 and Man Bayswater Macro Class O since July 2006.
- HFRX Global Hedge Fund Index: Index began in 2003 - no data available for 5 years.
Note: All figures are shown net of fees and commissions, where applicable.
World stocks: MSCI World Index hedged to US dollar. Corporate bonds: Citigroup High Grade Corporate Bond TR.

One of the business risks we face is the occurrence of under performance of a fund product or fund styles compared to market leaders in the hedge fund industry. This would lead to increased redemptions and reduce future sales, thereby reducing management and performance fees. To mitigate this risk for the private investor we develop our products with three important features: investment diversification through selection of leading investment managers, analytical robustness, and, in the case of guaranteed products, principal guarantees. We have developed a diversified group of investment managers who have proven track records of actual and analytically tested returns and volatilities. The portfolios are tested against a variety of market conditions so that they are resilient and robust cross cycle. The guaranteed products have a principal guarantee component which gives the investor confidence to stay invested on a long-term basis and withstand short-term volatility. For the institutional investor we offer a wide range of investment products with different risk and return characteristics so that as their investment experience and risk appetite change they can stay invested. This product diversification together with interactive investor services helps mitigate the risk of redemptions. We are constantly looking to develop new investment opportunities, improve performance and develop new products so that we can offer a wide variety of investment products to meet the risk appetite of investors.

Our focus on performance is at the investor and the Group level. The Group's financial results and the performance of our products continue to show the successful implementation of our strategy.

In the first half of the year the Group profit before tax from continuing operations was $820 million, reflecting the 17% increase in net management fee income and the 28% increase in net performance fee income. Pre-tax margin was 65% compared with 61% for the same period last year and 59% for the previous six month period. This demonstrates our strong discipline around

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the growth of our expense base, as well as reflecting the levels of performance fees earned in each discrete period.

Profit after tax for continuing operations has increased 16% to $672 million compared to $580 million for the same period last year, and has increased 27% compared to $530 million for the previous six month period. Annualised return on equity was 33.1%. This has resulted in diluted earnings per share on continuing operations increasing 17% to 34.1 cents.

Gross management fees included within revenue, increased by 14% to $965 million for the six months ended 30 September 2007, compared with $846 million for the comparable six month period. This growth demonstrates the strong sales growth in both private investor and institutional sectors.

Gross performance fees included within revenue, increased by 9% to $293 million for the six months ended 30 September 2007, compared with $269 million for the same period last year. Other performance fee income is included in other net operating income, relating to net gains from proprietary trading investments, and in the associates and JVs line, relating to our share of BlueCrest's performance fees. AHL contributed 68% of the performance fees with 32% from all other Core Investment Managers.

Sales commissions relate to the upfront commission (FEL) and trail paid to distributors of our private investor products. For the six months ended 30 September 2007, sales commissions were $187 million compared with $162 million for the first half of last year. This increase is in line with the growth of private investor funds under management. Included in sales commissions is $70 million from the amortisation of the intangible upfront commissions, compared to $63 million in the comparable period and $129 million in the previous full year.

Administrative expenses have increased by 29% to $378 million, compared with $292 million for the same period last year. The majority of the increase relates to discretionary employee bonus compensation, which increased to $183 million from $131 million for the comparative period.

Net finance income for the six months was $53 million reflecting interest income from the MF Global IPO proceeds and other cash balances, partly offset by interest expense on debt to finance acquisitions and working capital requirements.

We operate in a competitive environment and therefore are subject to market dynamics which could lead to a reduction in historical profit margins. Our business model offers us significant flexibility to mitigate the effects of this risk. Our constant focus on top quartile performance enables our products to perform and enjoy continued demand and the size and scale of our business allows us to create operational efficiencies. Our distribution network is a variable cost linked to sales volumes, and a significant portion of our cost base is represented by discretionary bonus compensation which is variable with performance. These factors help us to preserve our profit margins.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Income statement
The income statement in the table below is for the Group's continuing operations, relating to Asset Management. It therefore excludes the results of Brokerage, disposed of in July 2007, and the related profit on disposal.

Asset Management – continuing operations
Half year to 30 September 2007

	H1 2008 $m	H1 2007 $m
Revenue	1,258	1,115
Sales commissions	(187)	(162)
Other net operating income	17	-
Total operating income	**1,088**	**953**
Administrative expenses	(378)	(292)
Operating profit	**710**	**661**
Associates and JVs	57	24
Net finance income/(expense)	53	(6)
Profit before tax	**820**	**679**
Taxation	(148)	(99)
Profit for the period	**672**	**580**
Pre-tax margin (Profit before tax / Revenue)	**65%**	**61%**

Discontinued operations - Brokerage
The results of our brokerage business, which are classified as discontinued operations in this Interim Report, are given in note 5 to the interim financial statements. The Group's 18.6% residual holding in MF Global is being designated as an available for sale asset on the Group balance sheet at fair value, with changes in fair value being taken to the available for sale reserve within equity. The fair value of our residual holding was $645 million at 30 September 2007, reflecting an unrealised gain of $432 million, which is included in the available for sale reserve.

Revenue margins
One of our key performance indicators is net management fee margin. This represents the management fee income earned from the funds under management and interest on loans to funds, and compensates us for the distribution, operation and administration services, which we provide to the funds. To add clarity to the analysis of the net management fee margins we have restated our analysis by excluding net finance income/(expense), which principally relates to interest income earned on free cash deposits less finance costs on the Group's debt. We believe that the restated net margin analysis gives a clearer indication of net margins from our ongoing investment management franchise.

The net management fee margin for private investors was 215bp, compared to 235bp in the prior year. The primary reason for the reduction in the net margin is lower interest income and liquidity fees earned in relation to the fund products. We have systematically reduced the amount of funding by Man directly to the fund products and increased the third party funding of the products. This strategy has placed the financing of the fund products with bank counterparties who provide this capital as part of their ordinary business. Consequently we have reduced our exposure to the funds and increased flexibility and scalability. In addition, the increase in administrative expenses, primarily relating to the strengthening of Sterling against the US dollar, and expenses incurred in relation to investment in new sources of returns have resulted in a further decrease in the margin.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

The net management fee margin for institutional investors was 53bp, compared with 62bp in the prior year. The decrease in net management fee margin is primarily a result of a negotiated switch from management fee income to performance fee income. This is consistent with the industry trends in the institutional markets. The underlying fund of funds product is diversified and therefore the performance fees are more stable cross cycle.

Revenue margins	H1 2008	2007	2006	2005
Average FUM in period ($bn)	66.4	57.2	44.7	40.2
Net management fee income ($m)	537	943	704	601
Less: net finance (income)/expense ($m)	(53)	(10)	11	43
Adjusted net management fee income ($m)	484	933	715	644
Adjusted management fees/FUM	1.46%	1.63%	1.60%	1.60%

Taxation
The tax charge for the period on continuing operations amounted to $148 million. The effective tax rate is 18.0%, compared to 14.7% for the prior year, reflecting the estimated rate for the full year. The majority of the Group's profit continues to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The increase in the rate from the prior year principally relates to the release of tax accruals last year as a result of reaching agreements with the UK and Swiss tax authorities on a number of outstanding issues.

Financial objectives
Our strategy focuses on delivering long-term, sustainable value to our shareholders. The key financial objectives that drive this value are growth in diluted earnings per share and return on equity. Earnings per share is a measure that encapsulates the primary drivers of financial performance for the Group. The earnings metric includes the measure of revenue that results from growing funds under management and the performance fee income from the investment performance of the funds. The maintenance of pre-tax margins as we grow demonstrates our control over our expense base. The denominator of average shares outstanding reflects our policy of share repurchases and cancellation. Return on equity is the measure to enable us to assess whether we are utilising shareholders' equity efficiently and ensuring that adequate return hurdles are being achieved on invested funds.

Earnings per share
Diluted earnings per share on continuing operations for the six months ended 30 September 2007 increased 17% to 34.1 cents, compared to 29.2 cents for the same period last year and 55.4 cents for the full year.

As part of the Company's distribution policy shares are repurchased and cancelled using excess reserves. During the first half of the year 45,860,018 shares were repurchased and cancelled at a total cost of $520 million. This was earnings enhancing, resulting in a 0.3% accretion to diluted earnings per share.

Return on equity
The Group's post-tax return on equity for Asset Management, on an annualised basis, for the first half was 33.1%. This measure excludes the earnings and the profit on sale of MF Global, and the equity base excludes the proceeds from the sale and the residual investment in MF Global.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Distribution policy

The Group's stated objective is to maximise shareholder value. Shareholders' equity is therefore either utilised in the business to continue to grow the franchise or returned to shareholders. The Group has a consistent track record of distributing significant amounts of shareholders' equity to shareholders. The ordinary dividend has been increased each year, in line with the growth of underlying earnings and has increased by a compound average growth rate, in dollar terms, of 35% per annum over the last five years. The Group has also repurchased shares for cancellation in each of the last six years and in aggregate has returned $1.3 billion of shareholders' equity. The distribution of the IPO proceeds from the sale of MF Global will have the effect of distributing the net gain from the sale of $1.7 billion and in addition $1.1 billion of shareholders' equity to shareholders. In 2007, subject to shareholder approval of the IPO distribution, distributions to shareholders aggregate to 15% of the current market capitalisation of the Group.

The Group is a growth company in a growth sector. Capital and the access to capital is a source of competitive advantage to the Group. Capital in the form of debt and equity supports the current business and provides support for continued access to additional capital through the capital markets. As a regulated entity, the equity capital and subordinated debt base of the Group supports the regulatory capital required to maintain our status and support our investor base.

In considering the distribution policy for the Group going forward, the Board has considered a number of factors.

The sustainability of earnings

The ordinary dividend is a strong signal to shareholders of the recurring nature of a portion of net income. The growth of the dividend is a strong indication of the Board's confidence in the profitable growth prospects for the Group. The Board has previously stated that ordinary dividends would be covered at least two times by post-tax net management fees and that the post-tax net performance fees are used to repurchase shares for cancellation.

Man's performance fee income is based on a diversified portfolio of Core Investment Managers and therefore the level of performance fee income, taken in aggregate, is more stable and cross cycle a minimum amount is more predictable than would be the case for an individual fund manager. Therefore, the Board believes it is appropriate to consider a portion of performance fees as having the same characteristics as management fee income and thereby set the dividend policy to take account of net income in aggregate.

Investment opportunities

The Group uses its capital resources to support the organic growth of the business. Our internal risk management processes enable us to assess where capital is deployed, so that satisfactory returns are achieved and this review process forms part of the regular management reporting regime in the business. In addition, capital may be deployed to fund other investments including acquisition opportunities. The source of this capital can be internally generated or externally funded. In establishing the distribution policy the Board will take into account the current and potential future capital needs of the business and in setting the level of the ordinary dividend will routinely consider investment opportunities.

Ordinary dividend policy

The Board has therefore adopted a policy to grow the dividend per share, in dollar terms, progressively and in line with the growth of earnings. In pursuing this policy the Board will set the level of ordinary dividends having taken into account: the results for the past years; the outlook for the current year; investment opportunities; free cash flow; and the maintenance of prudent capital against contingencies. The Board will target a dividend coverage ratio of at least 1.8 times profit after tax. It is anticipated that this ratio will be achieved within the next two years, as a result of increasing the ordinary dividend.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

The economic currency of the Group is US dollars and therefore the dividend will continue to be determined in dollars.

Share repurchase programme
Share repurchases will be used in a systematic manner to reduce available capital surpluses.

In accordance with the new distribution policy adopted by the Board and given the Group's strong performance in the first half of the year and our strong capital position, we have declared an interim dividend of 16.8 cents per existing share (assuming shareholders approve the ordinary share capital consolidation on a 7 for 8 basis at an EGM to be held on 23 November 2007, the dividend will be 19.2 cents per consolidated share). This dividend will be paid at the rate of 8.03 pence per existing share (9.18 pence per consolidated share, assuming the share consolidation is approved).

Dates for the 2008 Interim Dividend	
Ex Dividend date	28 November 2007
Record date	30 November 2007
DRIP final election date 5.00pm on	30 November 2007
Dividend paid/CREST accounts credited	20 December 2007
Share Certificates received/CREST accounts credited with DRIP purchases	28 December 2007

Outlook
The second half of our financial year has started strongly. Since the turbulent markets of the summer, our investors have seen a continuation of September's good performance carry through into October. With almost all of our assets standing at or close to their high watermarks as at the end of September, the strong performance during October has already generated significant performance fee income for the second half.

This product performance has driven further growth in assets under management since 30 September, which are currently estimated to be over $70 billion.

Our scale and strong capital position provide a stable platform for innovation in our product range and investment in our business. Our investment products are designed to perform across a range of differing market conditions, and the current environment creates additional opportunities for investment.

The long track record of our products and our established distribution franchise mean that we are well placed for continued asset growth. With recent positive performance the outlook for sales remains good.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the Half Year Review herein includes a fair view of the information required by the Financial Services Authority's Listing Rules, including the new Disclosure and Transparency Rules.

The Directors of Man Group plc are listed in the Annual Report for 31 March 2007, with the exception of the following changes in the period: Kevin Davis stepped down from the Board on 19 July 2007; Harvey McGrath retired from the Board from 8 November 2007; and Phillip Colebatch and Patrick O'Sullivan joined the Board on 1 September 2007.

By order of the Board

Peter Clarke
Chief Executive
8 November 2007

Kevin Hayes
Finance Director
8 November 2007

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

GROUP INCOME STATEMENT

	Note	Half year to 30 September 2007 $m	Restated* Half year to 30 September 2006 $m	Restated* Year to 31 March 2007 $m
Revenue		**1,258**	1,115	2,165
Cost of sales		**(187)**	(162)	(335)
Other operating income		**53**	17	75
Other operating losses		**(36)**	(17)	(26)
Administrative expenses		**(378)**	(292)	(632)
Group operating profit – continuing operations		**710**	661	1,247
Finance income		**84**	28	65
Finance expense		**(31)**	(34)	(55)
Net finance income/(expense)	3	**53**	(6)	10
Share of after tax profit of associates and joint ventures		**57**	24	44
Profit on ordinary activities before taxation		**820**	679	1,301
Taxation	4	**(148)**	(99)	(191)
Profit after tax from continuing operations		**672**	580	1,110
Discontinued operations – Brokerage	5	**1,799**	40	174
Profit for the period		**2,471**	620	1,284
Attributable to:				
Equity holders of the Company		**2,473**	619	1,285
Equity minority interests		**(2)**	1	(1)
		2,471	620	1,284
Earnings per share	6			
From continuing operations:				
Basic		**35.1c**	31.5c	59.9c
Diluted		**34.1c**	29.2c	55.4c
From discontinued operations:				
Basic		**94.1c**	2.2c	9.4c
Diluted		**90.5c**	1.9c	8.5c
From continuing and discontinued operations:				
Basic		**129.2c**	33.7c	69.3c
Diluted		**124.6c**	31.1c	63.9c
Memo:				
Dividends paid in the period		**$250m**	$167m	$306m
Proposed dividend per ordinary share*		**16.8c**	7.3c	20.0c

* The restatement in the comparative period for the half year to 30 September 2006 relates to the classification of Brokerage as a discontinued operation. The restatement presents the post-tax result of the discontinued operation as a single amount on the Group income statement. In determining the post-tax result of the discontinued operation only those central costs that were eliminated on disposal are allocated to the discontinued operation.

In addition, interest income on loans to fund products has been reclassified as revenue instead of finance income. The comparative periods have been restated accordingly. See note 1 for further details.

* Assuming shareholders approve the ordinary share capital consolidation on a 7 for 8 basis at an EGM to be held on 23 November 2007, the dividend relating to the half year to 30 September 2007 will be 19.2 cents per consolidated share.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

GROUP BALANCE SHEET

	Note	At 30 September 2007 $m	Restated* At 30 September 2006 $m	At 31 March 2007 $m
ASSETS				
Non-current assets				
Property, plant and equipment		**48**	82	46
Goodwill	7	**810**	840	785
Other intangible assets	7	**465**	610	429
Investments in associates and joint ventures		**269**	257	258
Other investments	5	**967**	3,415	189
Deferred tax assets		**37**	37	72
Non-current receivables		**74**	3,297	40
		2,670	8,538	1,819
Current assets				
Trade and other receivables		**1,087**	22,377	842
Current tax assets		**7**	15	1
Derivative financial instruments		**30**	6	15
Short-term investments		**1,054**	14,753	655
Cash and cash equivalents		**4,255**	2,898	1,571
		6,433	40,049	3,084
Assets of Brokerage held for sale		**-**	-	50,162
Total assets		**9,103**	48,587	55,065
LIABILITIES				
Non-current liabilities				
Long-term borrowings	8	**895**	1,434	1,100
Deferred tax liabilities		**20**	32	18
Pension obligations		**25**	40	21
Derivative financial instruments		**-**	31	9
Trade and other payables		**-**	6,393	2
		940	7,930	1,150
Current liabilities				
Trade and other payables		**577**	36,120	476
Current tax liabilities		**316**	285	286
Short-term borrowings and overdrafts	8	**91**	112	489
Derivative financial instruments		**6**	8	6
		990	36,525	1,257
Liabilities of Brokerage held for sale		**-**	-	48,095
Total liabilities		**1,930**	44,455	50,502
NET ASSETS		**7,173**	4,132	4,563
EQUITY				
Capital and reserves attributable to shareholders				
Share capital		**59**	57	57
Share premium account		**1,399**	960	962
Merger reserve		**722**	722	722
Other capital reserves		**8**	142	142
Available for sale reserve		**501**	64	120
Cash flow hedge reserve		**1**	-	2
Retained earnings		**4,483**	2,179	2,534
		7,173	4,124	4,539
Equity minority interests		**-**	8	24
TOTAL EQUITY		**7,173**	4,132	4,563

* The restatement in the comparative period relates to a change in accounting policy to show certain assets and liabilities in Brokerage on a gross basis, following the acquisition of the Refco assets in 2006. This restatement is explained in more detail in Policy Z in the Principal Accounting Policies section in the 2007 Annual Report and in note 1 to these interim financial statements.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

GROUP CASH FLOW STATEMENT

	Note	**Half year to 30 September 2007 $m**	Restated* Half year to 30 September 2006 $m	Restated* Year to 31 March 2007 $m
Cash flows from operating activities				
Cash generated from operations	9	**702**	511	1,570
Interest paid		**(94)**	(93)	(215)
Income tax paid		**(171)**	(131)	(202)
		437	287	1,153
Cash flows from investing activities				
Acquisition of subsidiaries and businesses, net of cash acquired		**(35)**	-	(38)
Proceeds from sale of subsidiaries and businesses, net of cash disposed		**1,325**	-	-
Purchases of property, plant and equipment		**(22)**	(21)	(43)
Proceeds from sale of property, plant and equipment		**-**	1	2
Purchases of intangible assets		**(139)**	(158)	(254)
Proceeds from sale of intangible assets		**37**	24	57
Purchases of associates and joint ventures		**-**	-	(4)
Proceeds from sale of associates and joint ventures		**2**	1	-
Purchases of other non-current investments		**(17)**	(50)	(147)
Proceeds from sale of other non-current investments		**25**	23	106
Interest received		**125**	105	233
Dividends received from associates and joint ventures		**42**	28	50
Dividends from other non-current investments		**6**	-	3
		1,349	(47)	(35)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		**72**	40	42
Purchase of treasury shares		**(520)**	(156)	(375)
Purchase of own shares by ESOP trust		**(124)**	(136)	(143)
Disposal of own shares by ESOP trust		**40**	35	37
Proceeds from borrowings		**500**	175	250
Incremental issue costs		**(3)**	-	-
Repayments of borrowings		**(757)**	-	-
Dividends paid to Company shareholders		**(250)**	(165)	(306)
Dividends paid to equity minority interests		**-**	-	(1)
		(1,042)	(207)	(496)
Net increase in cash and bank overdrafts		**744**	33	622
Cash and bank overdrafts at the beginning of the period		**3,420**	2,798	2,798
Less: cash and bank overdrafts included in discontinued operations		**-**	-	(1,850)
Cash and bank overdrafts at the end of the period		**4,164**	2,831	1,570

* The restatement of the comparative periods relates to the reclassification of interest income on loans to fund products (see note 1).

The cash flow statement includes cash flows from continuing operations and discontinued operations up until the date of the IPO.

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet. At 30 September 2007 overdrafts repayable on demand amounted to $91 million (30 September 2006: $67 million, 31 March 2007: $1 million).

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

GROUP CASH FLOW STATEMENT continued

Cash flows from discontinued operations up until the date of the IPO comprise:

	Half year to 30 September 2007 $m	Half year to 30 September 2006 $m	Year to 31 March 2007 $m
Net cash flows from operating activities	**(522)**	(44)	79
Net cash flows from investing activities	**44**	59	203
Net cash flows from financing activities	**-**	95	48
Net (decrease)/increase in cash and bank overdrafts	**(478)**	110	330

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2007	57	962	864	2,656	24	4,563
Currency translation adjustments	-	-	-	74	2	76
Available for sale investments:						
Valuation gains taken to equity:						
Continuing operations	-	-	-	426	-	426
Discontinued operations	-	-	-	24	-	24
Transfer to income statement on sale:						
Discontinued operations	-	-	-	(116)	-	(116)
Cash flow hedge:						
Valuation gains taken to equity:						
Continuing operations	-	-	-	2	-	2
Transfer to income statement in the period:						
Continuing operations	-	-	-	(4)	-	(4)
Taxation:						
Continuing operations	-	-	-	(8)	-	(8)
Discontinued operations	-	-	-	47	-	47
Net income recognised directly in equity	-	-	-	**445**	**2**	**447**
Profit for the period:						
Continuing operations	-	-	-	672	-	672
Discontinued operations	-	-	-	1,801	(2)	1,799
Total recognised income for the period	-	-	-	**2,918**	-	**2,918**
Purchase and cancellation of own shares	(1)	-	1	(516)	-	(516)
Movement in close period share buyback obligations	-	-	-	(4)	-	(4)
Conversion of exchangeable bonds	3	365	(135)	218	-	451
Employee share schemes:						
Value of employee services:						
Continuing operations	-	-	-	27	-	27
Discontinued operations	-	-	-	20	-	20
Proceeds from shares issued	-	72	-	-	-	72
Purchase of own shares by ESOP trust	-	-	-	(124)	-	(124)
Disposal of own shares by ESOP trust	-	-	-	40	-	40
Disposal of businesses	-	-	-	-	(24)	(24)
Dividends	-	-	-	(250)	-	(250)
Balance at 30 September 2007	**59**	**1,399**	**730**	**4,985**	-	**7,173**

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY continued

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2006	55	591	945	1,978	8	3,577
Currency translation adjustments	-	-	1	41	(1)	41
Available for sale investments:						
Valuation losses taken to equity:						
Discontinued operations	-	-	-	(3)	-	(3)
Transfer to income statement on sale:						
Discontinued operations	-	-	-	(4)	-	(4)
Cash flow hedge:						
Valuation gains taken to equity:						
Continuing operations	-	-	-	1	-	1
Transfer to income statement in the period:						
Continuing operations	-	-	-	1	-	1
Taxation:						
Continuing operations	-	-	-	4	-	4
Discontinued operations	-	-	-	1	-	1
Net income/(expense) recognised directly in equity	-	-	1	41	(1)	41
Profit for the period:						
Continuing operations	-	-	-	580	-	580
Discontinued operations	-	-	-	39	1	40
Total recognised income for the period	-	-	1	660	-	661
Purchase and cancellation of own shares	(1)	-	1	(156)	-	(156)
Employee share schemes:						
Value of employee services:						
Continuing operations	-	-	-	18	-	18
Discontinued operations	-	-	-	9	-	9
Proceeds from shares issued	1	39	-	-	-	40
Purchase of own shares by ESOP trust	-	-	-	(136)	-	(136)
Disposal of own shares by ESOP trust	-	-	-	35	-	35
Partial conversion of exchangeable bonds	2	330	(83)	-	-	249
Dividends	-	-	-	(165)	-	(165)
Balance at 30 September 2006	57	960	864	2,243	8	4,132

	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2006	55	591	945	1,978	8	3,577
Currency translation adjustments	-	-	-	108	1	109
Available for sale investments:						
Valuation gains taken to equity:						
Continuing operations	-	-	-	3	-	3
Discontinued operations	-	-	-	133	-	133
Transfer to income statement on sale:						
Continuing operations	-	-	-	(1)	-	(1)
Discontinued operations	-	-	-	(58)	-	(58)
Cash flow hedge:						
Valuation gains taken to equity:						
Continuing operations	-	-	-	7	-	7
Transfer to income statement in the year:						
Continuing operations	-	-	-	(2)	-	(2)
Taxation:						
Continuing operations	-	-	-	36	-	36
Discontinued operations	-	-	-	(10)	-	(10)
Net income recognised directly in equity	-	-	-	216	1	217
Profit for the year:						
Continuing operations	-	-	-	1,110	-	1,110
Discontinued operations	-	-	-	175	(1)	174
Total recognised income for the year	-	-	-	1,501	-	1,501
Purchase and cancellation of own shares	(1)	-	1	(375)	-	(375)
Movement in close period share buyback obligations	-	-	-	(100)	-	(100)
Conversion of exchangeable bonds	2	330	(83)	-	-	249
Employee share schemes:						
Value of employee services:						
Continuing operations	-	-	-	43	-	43
Discontinued operations	-	-	-	22	-	22
Proceeds from shares issued	1	41	-	-	-	42
Purchase of own shares by ESOP trust	-	-	-	(143)	-	(143)
Disposal of own shares by ESOP trust	-	-	-	37	-	37
Acquisition of businesses	-	-	-	-	17	17
Transfer between reserves	-	-	1	(1)	-	-
Dividends	-	-	-	(306)	(1)	(307)
Balance at 31 March 2007	57	962	864	2,656	24	4,563

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NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

The financial information contained herein is unaudited and does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2007, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') and IFRIC committee respectively and adopted by the European Union ('EU') and upon which the auditors have given an unqualified and unmodified report and which contained no statement under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies and were posted to shareholders on 11 June 2007.

The financial statements for the half year to 30 September 2007 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and the Disclosure and Transparency Rules of the Financial Services Authority. Except for the change below, the accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year to 31 March 2007.

On 30 March 2007 the Group Board announced that it intended to separate its brokerage business. As a result, Brokerage was reclassified as a discontinued operation in the Group's financial statements for the year ended 31 March 2007 and in these interim financial statements up to 19 July 2007, the date of disposal. In these interim financial statements the Group income statement for the comparative period has been restated to show Brokerage as a discontinued operation but the Group balance sheet at 30 September 2006 is not restated.

In accordance with the change in presentation made in the 2007 Annual Report to gross up Brokerage assets and liabilities relating to its repurchase agreements to maturity transactions, the presentation of the comparative figures at 30 September 2006 has been changed in the Group balance sheet. The gross-up of assets is included in: non-current investments $3,166 million; non-current receivables $3,227 million; short-term investments $3,399 million; and current trade and other receivables $844 million. The gross-up of liabilities is included in: non-current trade payables $6,393 million and current payables $4,243 million. There is no impact on the income statement or on net assets or cash flow in the comparative period. The reason for this change is discussed in section Z of the Principal Accounting Policies note in the 2007 Annual Report.

The classification of interest income on loans to fund products has been changed to include it in revenue instead of finance income, on the basis that it is akin to management and other fees earned from fund products. The comparative periods have been restated accordingly. Interest income on loans to fund products was $22 million for the half year to 30 September 2007 (half year to 30 September 2006: $28 million; year to 31 March 2007: $51 million).

A number of new standards, amendments to existing standards and interpretations have been issued, some of which are mandatory for the financial year ending 31 March 2008, with the remaining becoming effective in future years.

IFRS 7 'Financial Instruments: Disclosures' and an amendment to IAS 1 'Presentation of Financial Statements' on financial instruments disclosures and capital disclosures respectively, have been adopted by the Group for reporting in its financial year ending 31 March 2008, and full disclosures will be given in the annual financial statements.

The following interpretations are effective for the financial year ending 31 March 2008:
IFRIC 8 – Scope of IFRS 2
IFRIC 9 – Reassessment of embedded derivatives
IFRIC 10 – Interim financial reporting and impairment
IFRIC 11, IFRS 2 – Group and treasury share transactions

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IFRS 8 'Operating segments' has been issued and, subject to EU endorsement, it will be adopted by the Group for reporting in its financial year ending 31 March 2009.

The adoption of any new standards, amendments to existing standards, and interpretations will not have a material impact on the results or financial position of the Group.

2. Segmental analysis

The Group's continuing operations are in one business segment, Asset Management. There are no other significant classes of business, either individually or in aggregate.

Brokerage is classified as a discontinued operation in these financial statements. Prior to the 2007 Annual Report, it was reported as an individual segment. Additional information on discontinued operations is provided in note 5.

3. Net finance income/(expense)

	Half year to 30 September 2007 $m	Restated Half year to 30 September 2006 $m	Restated Year to 31 March 2007 $m
Finance income:			
Bank interest receivable	**72**	24	55
Finance fees	**3**	4	8
Investment income	**6**	-	1
Fair value gain on interest rate swaps	**3**	-	1
	84	28	65
Finance expense:			
Interest payable on borrowings	**(15)**	(10)	(19)
Amortisation of issue costs on borrowings	**(1)**	(1)	(2)
Amortisation of discount on issue of exchangeable bonds	**(3)**	(6)	(17)
Cost of incentive for early conversion of exchangeable bonds	**-**	(12)	(12)
Accretion of liabilities discounting	**(2)**	(2)	(1)
Fair value loss on interest rate swaps	**(10)**	(3)	(4)
	(31)	(34)	(55)
Net finance income / (expense)	**53**	(6)	10

4. Taxation

	Half year to 30 September 2007 $m	Restated Half year to 30 September 2006 $m	Year to 31March 2007 $m
Taxation charge for the period			
UK	**81**	38	73
Overseas	**67**	61	118
	148	99	191

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5. Disposal of discontinued operation

On 19 July 2007 the Group separated its Brokerage business, renamed 'MF Global', through an initial public offering (IPO) on the New York Stock Exchange. Its results, up to the date of separation, are presented in these financial statements as discontinued operations.

The IPO resulted in the disposal of 81.4% of the share capital of MF Global, giving rise to a gain on sale of $1.7 billion. The residual shareholding held by the Group has been reclassified as a non-current investment and carried at fair value, with fair value movements taken to the available for sale reserve within equity. The fair value of the residual holding was $645 million at 30 September 2007, reflecting an unrealised gain of $432 million, which is included in the available for sale reserve.

It is intended that net proceeds of approximately $2.75 billion received from the separation of MF Global are returned to shareholders through a B and C share arrangement, which allows shareholders to elect for either capital or income receipt, or a combination of both. The distribution is expected to take place before the end of the calendar year.

Results for discontinued operations comprise:

	Half year to 30 September 2007 $m	Restated* Half year to 30 September 2006 $m	Year to 31 March 2007 $m
Revenue	**750**	1,084	2,392
Cost of sales	**(421)**	(658)	(1,445)
Other operating income (a)	**12**	9	85
Other operating expenses	**(9)**	(1)	(3)
Administrative expenses (b)	**(260)**	(364)	(779)
Operating profit from discontinued operations	**72**	70	250
Net finance income (c)	**8**	16	11
Share of after tax profit of associates and joint ventures	**1**	1	2
Profit before tax from discontinued operations	**81**	87	263
Taxation	**(28)**	(47)	(89)
Profit on disposal (d)	**1,746**	-	-
Profit after tax for the period	**1,799**	40	174
(a) Included in other operating income are exceptional items relating to:			
Gain on sale of NYMEX seats	-	-	53
Income received from a legal settlement	-	-	28
(b) Included in administrative expenses are exceptional items relating to:			
Costs directly relating to the planned sale of Brokerage	-	-	(35)
Termination costs in relation to US pension schemes	-	(19)	(18)
Costs directly relating to a legal settlement	-	-	(10)
Refco integration costs	-	(12)	(12)
(c) Net finance income comprises:			
Finance income	**70**	87	175
Finance expense	**(62)**	(71)	(164)
	8	16	11
(d) Profit on disposal:			
Consideration	**2,921**	-	-
Net assets disposed	**(928)**	-	-
Costs related to the IPO	**(247)**	-	-
	1,746	-	-

* The restatement in the comparative period relates to the classification of Brokerage as a discontinued operation. In addition, revenue and cost of sales have been amended to reduce both lines by $78 million to eliminate intra-group transactions.

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The costs of the IPO principally relate to: underwriting fees; legal, tax, advisory, audit and other professional fees; and termination costs.

The profit on disposal of $1,746 million is subject to amendment in the second half of this financial year, as some taxation and cost items are still to be agreed with MF Global, in accordance with the separation agreement.

At the time of the IPO, the Man Group, in the normal course of business, was guaranteeing MF Global's obligations to some of its clients. Since the IPO, nearly all these guarantees have either been terminated or novated into the name of MF Global. The remaining guarantees are not expected to give rise to any loss for Man Group.

6. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of $2,473 million (30 September 2006: $619 million, 31 March 2007: $1,285 million) for continuing and discontinued operations, and a profit for the period of $1,801 million (30 September 2006: $39 million, 31 March 2007: $175 million) for discontinued operations. The calculation of basic earnings per ordinary share for continuing and discontinued operations is based on 1,914,471,946 (30 September 2006: 1,839,434,625, 31 March 2007: 1,852,685,662) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of $2,479 million (30 September 2006: $634 million, 31 March 2007: $1,310 million) and on 1,989,278,260 (30 September 2006: 2,038,498,205, 31 March 2007: 2,051,372,034) ordinary shares, calculated as follows:

	30 September 2007 Number (millions)	30 September 2006 Number (millions)	31 March 2007 Number (millions)
Basic weighted average number of shares	**1,914.5**	1,839.4	1,852.7
Dilutive potential ordinary shares			
Share awards under incentive schemes	**42.6**	55.6	54.7
Employee share options	**5.0**	3.7	4.2
Exchangeable bonds	**27.2**	139.8	139.8
Dilutive weighted average number of shares	**1,989.3**	2,038.5	2,051.4

The reconciliation of earnings per share from continuing and discontinued operations, to earnings per share from continuing operations, is given in the table below:

	Half year to 30 September 2007			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**
Earnings per share on continuing and discontinued operations*	**2,473**	**2,479**	**129.2**	**124.6**
Discontinued operations	**(1,801)**	**(1,801)**	**(94.1)**	**(90.5)**
Earnings per share on continuing operations	**672**	**678**	**35.1**	**34.1**
Performance fee related income	**(216)**	**(216)**	**(11.2)**	**(10.8)**
Underlying earnings per share on continuing operations	**456**	**462**	**23.9**	**23.3**

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	Half year to 30 September 2006 (restated)			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations*	619	634	33.7	31.1
Discontinued operations	(39)	(39)	(2.2)	(1.9)
Earnings per share on continuing operations	580	595	31.5	29.2
Performance fee related income	(170)	(170)	(9.2)	(8.3)
Underlying earnings per share on continuing operations	410	425	22.3	20.9

	Year to 31 March 2007			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations*	1,285	1,310	69.3	63.9
Discontinued operations	(175)	(175)	(9.4)	(8.5)
Earnings per share on continuing operations	1,110	1,135	59.9	55.4
Performance fee related income	(275)	(275)	(14.9)	(13.4)
Underlying earnings per share on continuing operations	835	860	45.0	42.0

* The difference between basic and diluted post-tax earnings on total and continuing operations is the adding back of the finance expense in the period relating to the exchangeable bonds.

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NOTES continued

7. Intangible assets

		Other intangible assets			
	Goodwill	Upfront sales commissions	Customer relationships	Other	Total
	$m	$m	$m	$m	$m
Net book value					
At 1 April 2007	785	405	-	24	429
Currency translation difference	9	-	-	-	-
Additions	16	120	-	14	134
Redemptions/disposals	-	(21)	-	(2)	(23)
Charge for the period	-	(70)	-	(5)	(75)
Net book value at 30 September 2007	**810**	**434**	**-**	**31**	**465**
At 30 September 2006	840	421	142	47	610
At 31 March 2007	785	405	-	24	429

8. Borrowings

	At 30 September 2007 $m	At 30 September 2006 $m	At 31 March 2007 $m
Amounts falling due within one year			
Bank loans and overdrafts	**91**	67	1
Private placement notes – senior debt	**-**	45	45
Exchangeable bonds	**-**	-	443
	91	112	489

	At 30 September 2007 $m	At 30 September 2006 $m	At 31 March 2007 $m
Amounts falling due after more than one year			
Bank loans	**497**	172	248
Private placement notes – senior debt	**-**	248	251
Private placement notes – subordinated debt	**-**	202	203
Floating rate notes – subordinated debt	**398**	398	398
Exchangeable bonds	**-**	414	-
	895	1,434	1,100

During the six month period to 30 September 2007, the remaining 62% (30 September 2006: 38%, 31 March 2007: 38%) of the Group's exchangeable bonds were converted, resulting in the issue of 116,366,171 shares.

On 9 July 2007, immediately prior to the separation of Brokerage division, the private placement notes were redeemed as part of the refinancing of both the Man Group and MF Global. The Group incurred $18 million in early repayment and termination charges resulting from the redemption of the private placement notes and associated interest rate swaps which are included in the profit on sale of MF Global in discontinued operations (note 5).

In July 2007, the Group's $2.275 billion syndicated revolving loan facility was replaced with a similar 5-year facility of $2.5 billion.

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9. Cash generated from operations

	Half year to 30 September 2007 $m	Restated Half year to 30 September 2006 $m	Restated Year to 31 March 2007 $m
Profit for the period:			
Continuing operations	**672**	580	1,110
Discontinued operations	**1,799**	40	174
	2,471	620	1,284
Adjustments for:			
Income tax	**176**	146	280
Gain on sale of subsidiary	**(1,746)**	-	-
Finance income	**(154)**	(115)	(240)
Finance expense	**93**	105	219
Share of results of associates and joint ventures	**(58)**	(25)	(46)
Gain on disposal of an associate	**(16)**	-	-
Depreciation of tangible fixed assets	**14**	14	30
Amortisation of intangible fixed assets	**85**	79	157
Share based payments expense	**34**	27	65
Fair value gains on available for sale financial assets	**(11)**	(4)	(58)
Impairment charges	**-**	1	1
Net (gains)/losses on financial instruments	**(5)**	6	(6)
Increase/(decrease) in provisions	**3**	(2)	(22)
Other non-cash movements	**(15)**	(13)	(13)
	871	839	1,651
Changes in working capital:			
Increase in receivables	**(14,522)**	(6,470)	(15,998)
Increase in other financial assets	**(3,551)**	(5,293)	(6,452)
Increase in payables	**17,904**	11,435	22,369
Cash generated from operations	**702**	511	1,570

10. Contingent liabilities

Man Financial Inc., a former US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial (now MF Global) acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF. Although it has denied liability in the case, in order to avoid the uncertainties of a jury determination and further litigation costs, MF Global has put forward a settlement of $69 million. As part of the separation agreement, Man Group plc has agreed to indemnify MF Global for any losses in excess of $50 million, after giving effect to any insurance proceeds MF Global receives, resulting from this action. It continues to be the case that this matter is not expected to have a material financial impact on the Man Group.

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NOTES continued

11. Related party transactions

During the period the following categories of related entities relationships occurred:

Entity type	Description of relationship	Description of transactions
Associates and joint ventures	Investor and trading advisor	Seeding and liquidity investments, loans to fund products, external re-financing guarantees, asset management performance, management and other fees, brokerage commissions, and interest and dividend income.

Sales / (purchases) of services with related entities during the period:

	Half year to 30 September 2007 $m	Half year to 30 September 2006 $m	Year to 31 March 2007 $m
Asset Management:			
Management fee income	**248**	218	425
Performance fee income	**77**	101	121
Other fee income	**13**	9	21
Interest income	**9**	7	11
Brokerage: net commission expense	**-**	(3)	(27)
Dividend income	**42**	27	49
	389	359	600

All transactions between related parties are carried out on an arm's length basis.

Period-end balances arising from sales / purchases of services with related entities during the period:

	At 30 September 2007 $m	At 30 September 2006 $m	At 31 March 2007 $m
Receivables from related entities	**120**	150	130
Loans to related entities	**26**	10	24

Key management compensation is in line with the amounts disclosed in the financial statements for the year ended 31 March 2007.

12. Exchange rates

The following US dollar:Sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2007	30 September 2006	31 March 2007
Average exchange rate	**0.4990**	0.5398	0.5280
Period-end exchange rate	**0.4889**	0.5344	0.5079

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Interim Report for the half year to 30 September 2007

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: (0) 20 7676 1000

Man Group plc
13 November 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 November 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$33.68.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.44%
Last 12 months	+20.9%
Annualised return since inception	+13.7%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

END